Exhibit 6

320/04-jmd

FOR IMMEDIATE RELEASE

BLYVOOR’S “RAND-BEATER” TASK TEAM SECURES OUTCOMES-BASED WORKPLACE AGREEMENT WITH ROCK DRILL OPERATORS

Johannesburg, South Africa – 25 March 2004 – Durban Roodepoort Deep, Limited (JSE:DUR; NASDAQ:DROOY; ASX:DRD) An outcomes-based incentive scheme for rock drill operators at DRD’s Blyvooruitzicht Mine is the first initiative to emerge from the efforts of a multi-disciplinary task team appointed two weeks ago to “beat the R/kg gold price before it beats us”.

A key feature of the rock drill operator incentive scheme, for the first time, is a rate of payment directly related to face advance and the quality of holes drilled, says Divisional Director of DRD’s South African Operations, Deon van der Mescht.

The rockdrill assistant post, phased out earlier in order to cut costs, is to be re-introduced.

 “We now believe that the phase-out was done without due cognizance having been taken of the arduous nature of the rock drillers’ job and of a level of precision that requires the combined efforts of two experienced men,” van der Mescht says.

The eight-person task team, representative of management and organised labour, reported back to all stakeholders earlier this week,  both on its investigations into the negative impact of the Rand’s strength on costs and revenues, and on its proposals for counter measures.

Van der Mescht described the rapid conclusion of an agreement on workplace change with the mine’s rock drill operators as  “an outstanding example of what can be achieved through a meaningful participation process that allows for informed buy-in by key workers”.

In light of its success to date, the Blyvooruitzicht task team’s brief, which has involved its working full time, has been extended. It will investigate a further eight options for similar workplace agreements, all aimed at improving productivity at the mine.

The task team’s practice of issuing so-called “Flash Reports” have been instrumental in keeping the workforce advised of its investigations and recommendations, van der Mescht says.  This method of sustained communication has, in turn, been important in securing the necessary informed buy-in.

Queries:

South Africa	Australasia

Investor and Media Relations	Investor and Media Relations
Ilja Graulich, Durban Roodepoort Deep, Limited	Paul Downie, Porter Novelli
+27 11 381 7826 (office)	+61 893 861 233 (office)
+27 83 604 0820 (mobile)	+61 414 947 129 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America	United Kingdom/Europe

Investor Relations	Investor and Media Relations

Susan Borinelli, Breakstone & Ruth International

Phil Dexter, St James’s Corporate

+1 646-536-7018 (office)	+44 20 7499 3916 (office)
+1 917-570-8421 (mobile)	+44 779 863 4398

Media Relations

Jessica Anderson, Breakstone & Ruth International

+1 646-536-7002 (office)
+1 347-423-5859 (mobile)

DRD is the world’s 9th largest gold producer, with mines in South Africa as well as Australasia, a key target for growth.  The company has a track record of success in extending the lives of older mines safely and profitably.  For fiscal year 2003, DRD produced 870 000 ounces of gold, up from under 100 000 ounces a year in 1987, when current operations were amalgamated.

DRD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses.  Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drd.co.za or www.durbans.com

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road,

Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml